FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

          -------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Report No. 1:

         Highlights of the Extraordinary General Meeting of Stredoceska
                               energeticka, a.s.,
                            a member of the CEZ Group

Today's Extraordinary General Meeting of Stredoceska energeticka, a.s., convened by the company's Board of Directors at the request of the majority shareholder of the power utility CEZ, a. s., dealt with the measures leading to the implementation of the approved outcomes of the "REAS Project".

The main items on the agenda of the Extraordinary General Meeting were an amendment of the company's Articles of Association, the company' business policy, an agreement with CEZ, a. s. regarding mutual credit facility limits, and a decision on the total amount of donations.

After a discussion, the Extraordinary General Meeting has:

o approved the draft amendment to the company's Articles of Association submitted by the shareholder CEZ, a. s., consisting particularly of:

     >    clarification of the company's business

     > clarification of the proceedings and powers of the company's General Meeting

     >    clarification of the company bodies' powers

     >    update to the Articles relating to the share capital movement process

     >    formal modification of the structure of the Articles of Association

o approved a draft business policy consisting of the separation of selected activities into joint ventures with the CEZ Group and of further cooperation and coordination of the activities within the group, with a view to making the maximum use of savings to secure the long-term growth of the value of the CEZ Group and each of its members.

o resolved to enter into an agreement with CEZ, a. s. regarding mutual credit facility limits, with a view to optimizing the use of short-term and medium-term funds within the REAS Group and CEZ, a. s. This arrangement will permit the REAS Group and CEZ, a. s. to reduce or eliminate the necessity for external and, in particular, bank resources to cover their financing needs. This arrangement will reduce the costs of all members of the CEZ Group.

o resolved on the amount of donations for the period from February 19, 2004 to the day the 2003 Ordinary General Meeting will take place.

The resolutions adopted will make it possible to implement the measures resulting from the efforts of the Working Groups within the REAS Project. Over 100 officers, primarily from the ranks of regional utilities, were involved in the project. Further, the resolutions will result in the ties between members of the CEZ Group being deepened and the activities of the CEZ Group being optimized, so as to allow the CEZ Group to succeed against the strong competition in the open market and become the leader in the Central European electricity market.

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Report No. 2:


As resolved at the meeting of the Supervisory Board held on February 19, Mr. Martin Roman was elected a new member of the Board of Directors of CEZ.



At the same meeting, the Supervisory Board also recalled Mr. Pavel Hejkal, Commercial Executive of CEZ.


Martin Roman

Date of Birth -     October 29, 1969

Education     -     Charles University Law School

                    Karl-Ruprechtsuniversitat Heidelberg

                    HSG St. Gallen



Professional Experience  -

1993 - 94:  Sales Director of Wolf Bergstrasse CR s.r.o.

1994 - 1999: General Manager of Janka Radotin a.s., and the Chairman of the Board of Directors after investment of strategic partner, the US-based firm LENNOX, in 1998

1999- 2000: Chairman of the Board of Directors and General Manager of SKODA a.s.

April 1, 2000 - present (after legal and financial restructuring of the capital group of SKODA): Chairman of the Board of Directors and General Manager of SKODA HOLDING a.s.



Languages: English, German, and Russian

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEZ, a. s.

                                       ------------------------
                                            (Registrant)

Date:  February 19, 2004

                                       By:   /s/ Libuse Latalova
                                          ----------------------
                                              Libuse Latalova
                                       Head of Finance Administration